UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2010

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            .

On February 5, 2010, ASAT Holdings Limited (the “Company”) issued a circular to shareholders to convene an Extraordinary General Meeting to commence a members’ voluntary liquidation. A copy of the circular is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: February 5, 2010
	By:	/S/ ERIC EARLE THOMPSON
	Name:	Eric Earle Thompson
	Title:	Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Circular to shareholders, dated February 5, 2010 to convene an Extraordinary General Meeting to commence a members’ voluntary liquidation.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

ASAT HOLDINGS LIMITED

CIRCULAR TO SHAREHOLDERS

5 FEBRUARY 2010

LETTER FROM THE BOARD OF DIRECTORS

ASAT HOLDINGS LIMITED

(the “Company”)

PO Box 309, Ugland House,

Grand Cayman, KY1-1104

Cayman Islands

5 February 2010

Dear Shareholders,

VOLUNTARY WINDING UP OF ASAT HOLDINGS LIMITED

1.	Introduction

1.1	The purpose of this circular is to provide you with notice of a forthcoming extraordinary general meeting (“EGM”) of the Company which is to take place at the offices of ASAT Semiconductor (Dongguan) Limited at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on 11 February 2010 at 11:30 a.m.

1.2

The EGM has been convened in order to invite the Company’s shareholders to consider and, if thought fit, approve the passage of an ordinary resolution placing the Company into voluntary winding up, together with an ordinary resolution appointing Kris Beighton of KPMG, 2nd Floor, Century Yard, Cricket Square, Grand Cayman, Cayman Islands, and Patrick Cowley of 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong, as joint voluntary liquidators of the Company with the power to act jointly and severally for the purposes thereof.

2.	Placement of the Company into voluntary winding up

2.1	The Company is insolvent under Cayman Islands law in that it is unable to pay its debts as they fall due. The Company’s shareholders will be notified of this again at the EGM.

2.2	The Company has completed the sale of its entire legal and beneficial shareholding in ASAT Limited, its immediate subsidiary, together with the sale of certain inter-company loan receivables (the “Assets Sale”). The Company is in receipt of the proceeds of the Assets Sale.

2.3	The Assets Sale was a sale of the entire business of the Company, in which case it no longer has any business to carry on. The Company’s remaining asset consists of the proceeds from the Assets Sale, which is insufficient to meet the Company’s liabilities.

2.4	Having considered the matter carefully, the Company’s board of directors has determined that it is in the bests interests of the Company that it be placed into voluntary winding up as soon as possible and that the Company’s shareholders be invited to pass the necessary ordinary resolutions to give effect to this, as further explained in this circular.

3.	Procedure for approval

3.1

In circumstances where the Company is insolvent in that it cannot pay its debts as they fall due, and in accordance with section 116(d) of the Companies Law (2009 Revision), an ordinary resolution of the Company’s shareholders in required in order to place the Company into voluntary winding up. An ordinary resolution is a resolution approved by a majority of more than half of the votes of such shareholders of the Company as, being entitled to do so, vote in person or by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of which notice specifying the intention to propose the resolution as an ordinary resolution has been duly given.

3.2	Voting at the EGM will be by way of poll at the insistence of the Chairman, as provided for at Article 57 of the Company’s Articles of Association.

4.	Formalities

4.1	The EGM will be held at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on 11 February 2010 at 11:30 a.m. If you are a registered holder of ordinary shares of the Company then you may attend in person or you may appoint a proxy to attend and vote on your behalf. Note that for convenience you may elect to appoint the Chairman of the EGM to be your proxy by indicating as such on the form of proxy enclosed with this circular. Please note the instructions on the form of proxy for submitting the same in good time prior to the holding of the EGM.

5.	Notice of EGM

5.1	The notice convening the EGM is contained within this circular. The notice of the EGM sets out the two ordinary resolutions to be considered and voted on at the EGM.

5.3	A form of proxy for use at the EGM is enclosed with this circular. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of ASAT Holdings Limited at 14/F Texaco Centre, 138 Texaco Road, Tsuen Wan, N.T. Hong Kong or send it by facsimile to (852) 2409 6513, in each case marked for the attention of General Counsel not later than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

6.	Recommendation

The Directors consider that the passage of the proposed ordinary resolution to place the Company into voluntary winding up is in the best interests of the Company and the shareholders as a whole, and accordingly, recommend that all Shareholders to vote in favour of the resolutions to be proposed at the EGM.

Yours faithfully

/s/ Jonathan Ross
Signed by Jonathan Ross
Company Secretary

For and on behalf of the Board of Directors of ASAT HOLDINGS LIMITED

NOTICE

ASAT HOLDINGS LIMITED

(the “Company”)

Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held at the offices of ASAT Semiconductor (Dongguan) Limited at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on 11 February 2010 at 11:30 a.m. for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an Ordinary Resolution:

THAT the Company be placed into voluntary winding up.

2.	As an Ordinary Resolution:

THAT Kris Beighton of KPMG, 2nd Floor, Century Yard, Cricket Square, Grand Cayman, Cayman Islands, and Patrick Cowley of 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong, be appointed joint voluntary liquidators of the Company with the power to act jointly and severally for the purposes thereof.

By order of the Board

/s/ Jonathan Ross

Company Secretary on behalf of the Board of Directors

Dated: 5 February 2010.

Registered Office:

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman

KY1-1104

Cayman Islands

*A form of proxy has been included with this Notice.

NOTES:

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 3 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A shareholder entitled to attend and vote at the above EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. A proxy need not be a shareholder of the Company.

2	A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then send it to, or deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of ASAT Holdings Limited at 14/F Texaco Centre, 138 Texaco Road, Tsuen Wan, N.T. Hong Kong or send it by facsimile to (852) 2409 6513, in each case marked for the attention of General Counsel not later than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

3	If two or more persons are jointly regarded as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

4	The quorum for the EGM is two persons holding in person or representing by proxy not less than one-third in nominal value of the issued shares and entitled to vote on the resolutions to be considered at the EGM.

PROXY

ASAT HOLDINGS LIMITED

(the “Company”)

FORM OF PROXY FOR MEMBERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with                      shares respectively hereby appoint the Chairman of the EGM (as defined below) or of

or failing him/her

of

as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held the offices of ASAT Semiconductor (Dongguan) Limited at Zhen An Hi-Tech Industrial Park, Zhen An Road, Chang An Town, Dongguan City, Guangdong, PRC 523850 on 11 February 2010 at 11:30 am and at any adjournment of the EGM. My proxy is instructed to vote on resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Resolution	For	Against	Abstain

1. As an Ordinary Resolution: THAT the Company be placed into voluntary winding up.

2.       As an Ordinary Resolution:

THAT Kris Beighton of KPMG, 2nd Floor, Century Yard, Cricket Square, Grand Cayman, Cayman Islands, and Patrick Cowley of 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong, be appointed joint voluntary liquidators of the Company with the power to act jointly and severally for the purposes thereof.

Please tick to indicate your voting preference. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

Dated:	day of	2010.

Signed:

Name:

NOTES

1	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it.

2	If any proxy other than the Chairman of the EGM is preferred, please strike out the words “the Chairman of the EGM or” and insert the name and address of the proxy desired in the space provided. You are entitled to appoint one or more proxies to attend and vote in your stead. Your proxy need not be a member of the Company, but must attend the EGM in person to represent you.

3	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

4	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

5	To be valid, this form must be completed and sent to or deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of ASAT Holdings Limited at 14/F Texaco Centre, 138 Texaco Road, Tsuen Wan, N.T. Hong Kong or sent by facsimile to (852) 2409 6513, in each case marked for the attention of General Counsel not later than forty-eight hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or, in the case of a poll taken subsequently to the date of a meeting or adjourned meeting, not less than twenty-four hours before the time appointed for the taking of the poll in accordance with the Articles of Association of the Company.

6	Any alterations made to this form must be initialled by you.

7	The completion and return of this form will not prevent you from attending the EGM and voting in person should you so wish.

8	In the case of joint holders:

8.1	the senior should sign the form, but the names of all other joint holders should be stated on the form;

8.2	the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders.

For these purposes, seniority is determined by the order in which your names stand in the Company’s register of shareholders in respect of the relevant shares.

9	A proxy may vote on a show of hands or on a poll.